TSS, INC.

110 E. Old Settlers Blvd.

Round Rock, TX 78664

June 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request to Withdraw Acceleration Request of TSS, Inc., dated June 23, 2025, for Registration Statement on Form S-3 (File No. 333-284153)

Dear Sir/Madam:

On behalf of TSS, Inc. (the “Company”), I hereby formally request the withdrawal of the acceleration request of the Company with respect to the above referenced registration statement, submitted via Edgar on June 23, 2025.

Thank you for the Staff’s cooperation in connection with this matter.

TSS, INC.

By:	/s/ Darryll E. Dewan
Darryll E. Dewan
Chief Executive Officer

cc:	Christopher R. Johnson, Miles & Stockbridge P.C.